Exhibit 1

Bulldog Investors General Partnership
Park 80 West - Plaza Two, Suite 750, Saddle Brook, NJ 07663
Phone: 201-556-0092 / Fax: 201-556-0097 / info@bulldoginvestors.com

November 16, 2007

Dorothy E. Bourassa, Corporate Secretary
Pioneer Municipal and Equity Income Trust
60 State Street
Boston, Massachusetts 02109

Dear Ms. Bourassa:

Bulldog Investors General Partnership (“BIGP”) holds of record 100 common shares of Pioneer Municipal and Equity Income Trust (the “Trust”) and beneficially owns approximately 2.4 million common shares.  We believe that the time has come to permanently eliminate the Trust’s persistent double-digit discount to net asset value (“NAV”) through an open-ending, liquidation or a self-tender offer for 100% of the Trust’s shares at NAV.

On November 14, 2007, the Board recommended that shareholders reject our tender offer for 1.5 million common shares of the Trust which is scheduled to expire on November 30, 2007 but also stated:

The Fund has not undertaken, and is not engaged, in any negotiation in response to the Offer that relates to: (i) a tender offer or other acquisition of the Fund's securities by the Fund, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Fund or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Fund or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund. The Fund, however, reserves the right to develop and evaluate alternatives to the Offer. Accordingly, the Fund may undertake or engage in negotiations and actions which relate to the foregoing. There can be no assurance that the foregoing will result in a transaction being recommended, or if recommended, will be authorized or consummated. Disclosure of the parties to, or terms of, any proposed transactions might jeopardize the initiation or continuation of such negotiations, if any. Accordingly, the Fund will not disclose the possible terms of any such proposal or transactions unless and until an agreement relating thereto has been reached.

If the Board intends to negotiate, we urge it do so now.  Once we close our tender offer, we do not intend to negotiate.  Instead, we will seek to deliver NAV to all shareholders and to oust any Trustee that voted to oppose our tender offer and also failed to propose a superior alternative.

In addition to the board’s intransigence after losing a proxy contest earlier this year we are also concerned with its ability to oversee the Trust as evidenced by the following nonsensical reason for recommending that shareholders reject our tender offer:

The amount over current market price that the Offer represents is significantly less than the Fund’s annualized distribution rate of nearly 9.90%, or 13.82% on a tax-equivalent basis, based on the Fund's market price at November 13, 2007.

We realize that we are not required by Section 7 of Article III of the bylaws of the Trust to formally give advance notice at this time of proposals and nominations for the 2008 annual meeting.  However, in the hope of persuading the board to reconsider its position and to avoid the waste of shareholder money, please be advised that at the next annual shareholder meeting we intend to present two proposals: (1) to terminate the investment advisory agreement between the Trust and Pioneer Investment Management, Inc. and (2) to change the name of the Trust to “The Shareholder Friendly Trust.”  The purpose of these proposals is to sever all ties between the Trust and an investment advisor that has been resistant to maximizing shareholder value.  We also intend to nominate the three persons named below for election as Trustees.

BIGP intends to be represented at the meeting by one or more principals of one or more of its general partners or by proxy to present our proposals and our nominations.

The Nominees are:

Phillip Goldstein (born 1945); 60 Heritage Drive, Pleasantville, NY 10570 – Since 1992, Mr. Goldstein has been an investment advisor and a principal of the general partner of five investment partnerships in the Bulldog Investors group of funds: Opportunity Partners L.P., Opportunity Income Plus Fund L.P., Full Value Partners L.P., Full Value Offshore Ltd. and Full Value Special Situations Fund L.P.  He has been a director of the Mexico Equity and Income Fund since 2000 and Brantley Capital Corporation since 2001.

Gerald Hellerman ( born 1937 ); 5431 NW 21st Avenue, Boca Raton, FL 33496 -- Mr. Hellerman owns and has served as Managing Director of Hellerman Associates, a financial and corporate consulting firm, since the firm's inception in 1993. Mr. Hellerman currently serves as a director, chief financial officer and chief compliance officer for The Mexico Equity and Income Fund, Inc.; a director of MVC Capital, Inc.; a director of the Old Mutual 2100 fund complex (consisting of six funds); a director of Brantley Capital Corporation; and a director of AirNet Systems, Inc. since 2005.

Andrew Dakos (born 1966); Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663 – Mr. Dakos is a self-employed investment advisor and a principal of the general partner of five investment partnerships in the Bulldog Investors group of funds: Opportunity Partners L.P., Opportunity Income Plus Fund L.P., Full Value Partners L.P., Full Value Special Situations Fund L.P., and Full Value Offshore L.P.  He has been a director of the Mexico Equity and Income Fund since 2001 and Brantley Capital Corporation since 2007.

None of our nominees is an interested person of the Trust nor does any nominee personally own any shares of the Trust except that my wife and I jointly beneficially own 62,700 shares.  Mr. Dakos and I are also principals of some of the entities that are general partners of  BIGP.  Each of our nominees has consented to be named in the proxy statement as a nominee and to serve as a director if elected.  There are no arrangements or understandings between BIGP and any of the above nominees or any other person(s) in connection with the nominations.

Please advise us immediately if this notice is deficient in any way or any additional information is required so that we can promptly provide it in order to cure any deficiency.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner